Exhibit 99.1

SECTION 13(R) DISCLOSURE

The disclosure reproduced below was initially included in a periodic report filed with the Securities and Exchange Commission by The Blackstone Group L.P. (“Blackstone”) in regard to Travelport Limited, which may be considered an affiliate of Blackstone, and therefore an affiliate of Summit Materials, LLC (“Summit Materials”). Summit Materials did not independently verify or participate in the preparation of this disclosure.

Blackstone included the following disclosure in its Form 10-Q for the fiscal quarter ended March 31, 2014:

Travelport Limited, which may be considered our affiliate, provided the disclosure reproduced below in connection with activities during the quarter ended March 31, 2014. We have not independently verified or participated in the preparation of this disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and airline IT services to Iran Air. We also provide certain airline IT services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.”

Travelport has not provided us with gross revenues and net profits attributable to the activities described above.